UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 22, 2015**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

* *

Item 7.01. Regulation FD Disclosure.

Caterpillar Inc. ("Caterpillar", "we" or "our") is furnishing supplemental information concerning (i) retail sales of machines to end users and (ii) retail sales of power systems (including reciprocating and turbine engines and locomotives) to end users and Original Equipment Manufacturers ("OEMs"). Caterpillar sells the majority of its machinery and power systems to independently owned and operated dealers and OEMs to meet the demands of their customers, the end users. Caterpillar believes that this supplemental information may help readers better understand Caterpillar's business and the industries it serves, particularly in light of the time delay between Caterpillar's sales to dealers and dealers' sales to end users.

In this report we are providing information by geographic region for retail sales of machines in each of our Resource Industries and Construction Industries reportable segments, as well as information regarding total retail sales of our machines globally. For our Energy & Transportation reportable segment, we are providing retail sales information by major end use.

Beginning with January 2015, the information presented below for Resource Industries and Total Machines includes data with respect to draglines, electric rope shovels, hydraulic shovels, drills and former "Unit Rig" brand large mining trucks that, as disclosed in our Form 8-K dated October 22, 2013, was not previously included in the definition of Resource Industries in this report. The rolling 3-month period ended March 2015 reflects a full comparison of the data for the first quarter of 2015 compared to the first quarter of 2014.

The information presented in this report is primarily based on unaudited reports that are voluntarily provided to Caterpillar by its independent dealers and which are not subject to Caterpillar's internal controls over financial reporting. Accordingly, the data collected from such third parties may not be accurate and/or complete. As such, the information presented in this report is intended solely to convey an approximate indication of the trends, direction and magnitude of retail sales and is not intended to be an estimate, approximation or prediction of, or substitute for, Caterpillar's audited financial statements filed with the U.S. Securities and Exchange Commission. This information is furnished under this report with the U.S. Securities and Exchange Commission. Caterpillar does not undertake to update or adjust prior period information.


Caterpillar Inc.
Rolling 3 Month Retail Sales Statistics


Retail Sales of Machines by geographic region for the 3-month rolling period ended as of the month indicated compared with the same period of the prior year:

Total Machines	March 2015	February 2015	January 2015
Asia/Pacific	DOWN 16%	DOWN 13%	DOWN 19%
EAME	DOWN 17%	DOWN 11%	DOWN 8%
Latin America	DOWN 34%	DOWN 32%	DOWN 36%
North America	UP 3%	DOWN 2%	DOWN 5%
World	DOWN 12%	DOWN 11%	DOWN 14%
Resources Industries	March 2015	February 2015	January 2015
Asia/Pacific	UP 49%	UP 37%	DOWN 10%
EAME	DOWN 51%	DOWN 42%	DOWN 30%
Latin America	DOWN 18%	DOWN 16%	DOWN 43%
North America	UP 1%	DOWN 7%	DOWN 23%
World	DOWN 13%	DOWN 12%	DOWN 27%
Construction Industries	March 2015	February 2015	January 2015
Asia/Pacific	DOWN 32%	DOWN 29%	DOWN 22%
EAME	UP 4%	UP 5%	UP 1%
Latin America	DOWN 43%	DOWN 40%	DOWN 33%
North America	UP 2%	DOWN 1%	UNCHANGED
World	DOWN 13%	DOWN 11%	DOWN 10%

Reported in constant dollars and based on unit sales as reported primarily by dealers.

Energy & Transportation Retail Sales by industry for the 3-month rolling period ended as of the month indicated compared with the same period of the prior year:

	March 2015	February 2015	January 2015
Power Gen	DOWN 8%	UP 19%	UP 18%
Industrial	DOWN 17%	DOWN 16%	DOWN 15%
Transportation	UP 20%	UP 39%	UP 72%
Oil & Gas	UP 1%	UP 18%	UP 20%
Total	DOWN 1%	UP 17%	UP 22%

Reported in constant dollars based on reporting from dealers and direct sales.

Glossary of Terms

Construction Industries: Our Construction Industries segment is primarily responsible for supporting customers in infrastructure and building construction applications. The majority of sales in this segment are made in the heavy construction, general construction, rental, mining and quarry and aggregates markets. The Construction Industries product portfolio primarily includes the following machines:

• backhoe loaders	• compact wheel loaders	• small track-type tractors
• small wheel loaders	• track-type loaders	• medium track-type tractors
• skid steer loaders	• mini excavators	• select work tools
• multi-terrain loaders	• small, medium and large track excavators	• motor graders
• medium wheel loaders	• wheel excavators	• pipelayers
• telehandlers	• mid-tier soil compactors	

EAME: Europe, Africa, Commonwealth of Independent States and Middle East

Energy & Transportation: Our Energy & Transportation segment is primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives, integrated systems and solutions, and related parts across industries serving oil and gas, power generation, industrial and marine applications as well as rail-related businesses.

Resource Industries: Our Resource Industries segment is primarily responsible for supporting customers in mine and quarry applications. The Resource Industries product portfolio primarily includes the following machines:

• electric rope shovels	• large track-type tractors	• wheel tractor scrapers
• draglines	• large mining trucks	• wheel dozers
• hydraulic shovels	• longwall miners	• machinery components
• drills	• large wheel loaders	• electronics and control systems
• highwall miners	• off-highway trucks	• select work tools
• hard rock vehicles	• articulated trucks	

For purposes of this report, retail sales of highwall miners and longwall miners are not included in Resource Industries.

Total Machines: In addition to the Construction Industries' and Resource Industries' products included in this report, Total Machines also includes the following product groups: Vocational Truck, Forestry, Paving, and Industrial & Waste.

FORWARD-LOOKING STATEMENTS

Certain statements in this filing relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global and regional economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulations; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or government investigations; (xxvi) changes in accounting standards; (xxvii) failure or breach of IT security; (xxviii) adverse effects of unexpected events including natural disasters; and (xxix) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 17, 2015 for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

April 22, 2015

By: */s/James B. Buda*

James B. Buda
Executive Vice President, Law and Public Policy